UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No:   000-29283

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED BANCSHARES, INC. ESOP

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Bancshares, Inc.

100 South High Street

Columbus Grove, Ohio   45830

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REQUIRED INFORMATION

(a)

United Bancshares, Inc. ESOP (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED BANCSHARES, INC. ESOP

By:  Plan Trustees

/s/   Heather M. Oatman

June 30, 2003

Name:

(on behalf of the Plan Trustees)

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United Bancshares, Inc. ESOP

Financial Statements and Supplemental Schedules

PAGE

INDEPENDENT AUDITOR’S REPORT

4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits

6

Statement of Changes in Net Assets Available for Benefits

7

Summary of Significant Accounting Policies

8

Notes to Financial Statements

9

SUPPLEMENTAL INFORMATION

13

Schedule H, Line 4(i) – Schedule of Assets Held for Investment Purposes

14

Schedule H, Line 4(j) – Schedule of Reportable Transactions

15

Independent Auditor’s Report

The Trustees

United Bancshares, Inc. ESOP

Columbus Grove, Ohio

We have audited the accompanying statement of net assets available for benefits of United Bancshares, Inc. ESOP as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of United Bancshares, Inc. ESOP as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are presented fairly in all material respects, in relation to the basic financial statements taken as a whole.

The supplemental schedules of assets held for investment purposes and reportable transactions that accompany the Plan’s financial statements do not disclose the historical cost of plan assets.  Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The Trustees

United Bancshares, Inc. ESOP

We have compiled the accompanying statement of net assets available for benefits of United Bancshares, Inc. ESOP as of December 31, 2001, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management.  We have not audited or reviewed the accompanying statement of net assets available for benefits as of December 31, 2001, and, accordingly, do not express an opinion or any other form of assurance on it.

/s/ CLIFTON GUNDERSON LLP

Toledo, Ohio

June 12, 2003

UNITED BANCSHARES, INC. ESOP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

2001

2002

(unaudited)

ASSETS

Participant – directed investments

$

-

$

1,310,596

Nonparticipant-directed investments –

United Bancshares, Inc. common stock

2,393,004

1,364,823

Total investments

2,393,004

2,675,419

Participant contributions receivable

-

8,167

Cash

30,032

-

Total assets

2,423,036

2,683,586

LIABILITIES

Due to broker for security purchase

30,032

-

Advanced contributions from employer

34,440

-

Total liabilities

64,472

-

NET ASSETS AVAILABLE FOR BENEFITS

$

2,358,564

$

2,683,586

=========

=========

These financial statements should be read only in connection with the accompanying summary of significant accounting policies

and notes to financial statements.

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UNITED BANCSHARES, INC. ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2002

ADDITIONS TO NET ASSETS AVAILABLE

FOR BENEFITS

Investment income:

Net appreciation in fair value of investments

$

330,339

Dividends and interest, including $79,229 of dividends

from United Bancshares, Inc. common stock

80,476

Total investment income

410,815

Contributions:

Employer

360,860

Participants, including rollover contribution

from other plan of $57,084

75,017

Total contributions

435,877

Total additions

846,692

DEDUCTIONS FROM NET ASSETS AVAILABLE

FOR BENEFITS

Benefits paid to participants

82,303

Transfer of assets to United Bancshares, Inc. 401(k) Plan

1,089,411

Total deductions

1,171,714

Net decrease

(325,022)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year

2,683,586

End of year

$

2,358,564

=========

These financial statements should be read only in connection with the accompanying summary of significant accounting policies

and notes to financial statements.

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UNITED BANCSHARES, INC. ESOP

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

December 31, 2002

Significant accounting policies followed in preparing the financial statements of United Bancshares, Inc. ESOP (the Plan) are presented below.

BASIS OF PRESENTATION

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.  Such financial statements present the net assets available for benefits and changes in such net assets.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value.  The fair value of mutual funds was determined using the quoted net asset value of the specific fund prior to their transfer as described in Note 1.  The fair value of United Bancshares, Inc. common stock is determined based on the latest closing price quoted on the NASDAQ over-the-counter bulletin board.

The net appreciation (depreciation) in fair value of investments includes investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income was recorded on the accrual basis prior to the transfer of the mutual funds, as described in Note 1.  Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon payment.

ADMINISTRATIVE EXPENSES

All administrative expenses incurred in connection with the operation of the Plan are paid directly by the Plan’s sponsor, United Bancshares, Inc. (United) and its wholly-owned subsidiaries.

This information is an integral part of the accompanying financial statements.

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UNITED BANCSHARES, INC. ESOP

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 1 - DESCRIPTION OF PLAN

Prior to February 1, 2002, the Plan was known as the “United Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions”, and was commonly referred to as the KSOP.  Effective February 1, 2002, the name of the KSOP was changed to United Bancshares, Inc. ESOP (the Plan) and the Plan adopted a prototype plan of HFG Pension Services, who serves as the administrator of the Plan.  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement and “Summary Plan Description” for a more complete description of the Plan’s provisions.

General

Under the terms of the KSOP, participants could defer and contribute up to 15% of their annual compensation, as defined, subject to certain limitations as specified in the Internal Revenue Code.  The KSOP offered six mutual funds and United common stock as investment options for plan participants.

Subsequent to February 1, 2002, all Plan assets invested in mutual funds were liquidated and the proceeds, amounting to $1,089,411, were transferred to the United Bancshares, Inc. 401(k) Plan, a newly-created voluntary salary deferral plan.  After the transfer, the only remaining asset of the Plan is United common stock.

The Plan is a non-contributory employee stock ownership plan which has been established for the benefit of employees of United and its subsidiaries who have attained age 18 and completed 1,000 hours of service in any plan year.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  All available assets of the Plan are generally invested in United common stock.

Funding Policy

United and its subsidiaries have agreed to make discretionary matching contributions to the Plan, based on participant deferral contributions, as well as discretionary profit sharing contributions based on annual compensation.  For the year ended December 31, 2002, the matching contribution was 50% of each participant’s deferral contribution, limited to 3% of annual compensation, and amounted to $108,787.  Since February 1, 2002, all participant deferral contributions are made to the United Bancshares, Inc. 401(k) Plan.

The discretionary profit sharing contribution, as approved by the Boards of Directors of United and its subsidiaries, was 6% of annual compensation for the year ended December 31, 2002 and amounted to $252,073.  To participate in the Plan’s discretionary profit sharing contribution, a participant must be employed with United and its subsidiaries on the last day of the plan year, or must have competed 500 hours of service, died, become disabled, or reached normal retirement age during the plan year.

United and its subsidiaries have elected that all fund matching and profit sharing contributions be invested in United common stock in lieu of cash or other investments.  The Plan accepts rollover contributions from other qualified plans in the form of cash or United common stock.

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UNITED BANCSHARES, INC. ESOP

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts

Separate individual accounts have been established for each participant of the Plan.  The balance of such accounts consists of participant deferral contributions invested to purchase shares of United common stock prior to February 1, 2002, as well as rollover contributions, and matching and profit sharing contributions made by United and its subsidiaries, including investment earnings or losses thereon.

United purchases shares of its common stock periodically throughout the year for the benefit of the Plan’s participants.  Such purchases are determined based on estimated matching and profit sharing contributions calculated on employee compensation throughout the year, as well as proceeds received from quarterly cash dividends on United common stock.  Shares are allocated to participants based on the respective matching and profit sharing contribution made on their behalf by United and its subsidiaries, taking into consideration the average purchase price of United’s common stock during the year.  Shares acquired by the Plan with the proceeds from quarterly cash dividends are also allocated to participants ratably based on shares owned at the record date of the dividend.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in any deferral or rollover contributions made to the Plan, including earnings or losses thereon.  Vesting in discretionary matching and profit sharing contributions made by United and its subsidiaries, plus earnings or losses thereon, is based on years of continuous service.  Participants are fully vested upon completion of three years of credited service.

Payment of Benefits

The normal retirement date is the date a participant reaches age 65.  When a participant reaches the normal retirement date, or reaches age 59-1/2, terminates employment with United and its subsidiaries, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse or designated beneficiary will receive the remainder in the participant’s account either as an annuity, a lump sum, or in the form of partial withdrawals provided the minimum withdrawal is $1,000.

The Plan also provides for hardship withdrawals provided the minimum withdrawal is $1,000.

Forfeited Accounts

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represent forfeitures upon completion of five consecutive 1-year breaks in service.  Forfeitures are allocated to all active participants based on relative compensation.

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UNITED BANCSHARES, INC. ESOP

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Voting Rights

The Trustees of the Plan are entitled to exercise voting rights attributable to shares held by the Plan.

Participant Loans

Participants may borrow from their separate individual account a minimum of $1,000.  Loans are considered a participant-directed investment.  There were no loans outstanding as of or for the year ended December 31, 2002.

NOTE 2 - INVESTMENTS

The Plan’s investments at December 31, 2002 consist solely of United common stock.  Investments at December 31, 2001, consisted of United common stock and mutual funds.

The Plan’s investments appreciated in value for the year ended December 31, 2002, as follows:

Common stock

$

318,714

Mutual funds

11,625

Total appreciation

$

330,339

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NOTE 3 - NONPARTICIPANT-DIRECTED INVESTMENTS

The following is a summary of changes in nonparticipant-directed net assets available for benefits for the year ended December 31, 2002:

Nonparticipant-directed investments at December 31, 2001

$

1,364,823

Participant-directed investments which became nonparticipant-directed effective February 1, 2002, as a result of change described in Note 1

238,564

Dividends

79,229

Employer contributions

470,317

Net appreciation in fair value of investments

322,374

Benefits paid to participants

(82,303)

Nonparticipant-directed investments at December 31, 2002

$

2,393,004

=========

Nonparticipant-directed investments consist of United common stock.

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UNITED BANCSHARES, INC. ESOP

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 4 - TERMINATION

Although United and its subsidiaries have not expressed any intention to do so, they have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants become fully vested in their account balance.

NOTE 5 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated August 7, 2001, that the prototype plan of HFG Pension Services is designed in accordance with applicable sections of the Internal Revenue Code.  The plan administrator believes that the Plan continues to qualify as a tax-exempt plan.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2001, per the financial statements, to Form 5500, as previously filed:

Net assets available for benefits, per financial statements (unaudited)

$

2,683,586

Participant contributions receivable

(8,167)

Investments

(212,215)

Net assets available for benefits, per Form 5500

$

2,463,204

=========

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2002:

Change in net assets available for benefits, per financial statements

$

(325,022)

Participant contributions

8,167

Investment income, including net appreciation in fair value of investments

212,215

Change in net assets available for benefits, per Form 5500

$

(104,640)

=========

This information is an integral part of the accompanying financial statements.

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SUPPLEMENTAL INFORMATION

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UNITED BANCSHARES, INC. ESOP

FEIN:  34-1516518 – PLAN 002

SCHEDULE H, Line 4(i) –

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

Shares/

Current

units

Description

value

201,771

*

Common stock – United Bancshares, Inc.

$

2,393,004

=========

*  Party-in-interest

NOTE –

The cost basis of investments is not readily determinable.

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UNITED BANCSHARES, INC. ESOP

FEIN:  34-1516518 – PLAN 002

SCHEDULE H, Line 4(j) –

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2002

Number

Number

Purchase

Proceeds

of

of

price

from sale

shares/units

Security description

transactions

(note 1)

(note 1)

*

Common stock – United Bancshares, Inc.

40,417

Purchases

17

$

477,251

$

-

4,271

Sale

1

-

61,928

Mutual Funds:

Fidelity Advisor Growth Opportunity

Class T Fund:

5,301.569

Sale

1

-

151,943

Fidelity Puritan Fund:

31,722.716

Sale

1

-

571,009

Fidelity Magellan Fund:

1,818.494

Sale

1

-

187,960

*  Party-in-interest.

Notes:

(1)  The purchase price and selling price represent the fair value of the security at the time of purchase or sale, respectively.

(2)  The cost basis of investments is not readily determinable.

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